As Filed with the Securities and Exchange Commission on May 6, 1997
                                                 Registration No.  333 - _____

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                     FORM S-4
                              REGISTRATION STATEMENT
                         UNDER THE SECURITIES ACT OF 1933



                           SOUTHERN NATIONAL CORPORATION
               (Exact name of registrant as specified in its charter)

      North Carolina               6060                      56-0939887
     (State or other    (Primary Standard Industrial     (I.R.S.  Employer
	     jurisdiction of     Classification Code Number)   Identification Number)
     incorporation or
      organization)

                             200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (910) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                           Jerone C.  Herring, Esq.
                      200 West Second Street, 3rd Floor
                     Winston-Salem, North Carolina 27101
                              (910) 733-2180
           (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                The Commission is requested to send copies of
                         all communications to:

                              Douglas A. Mays
                   Womble Carlyle Sandridge & Rice, PLLC
                       3300 One First Union Center
                        301 South College Street
                    Charlotte, North Carolina 28202



          Approximate date of commencement of proposed sale of the
                         securities to the public:
 From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. :


CALCULATION OF REGISTRATION FEE

                                                       Proposed maximum     Proposed maximum
   Title of each class of             Amount to be    offering price per   aggregate offering       Amount of
 securities to be registered          registered           unit                price            registration fee

Common Stock,                      5,000,000 shares        $39.94            $199,700,000 (2)        $60,515.15
 par value $5.00 per share (1)

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Estimated solely for the purpose of calculating the registration fee and computed in accordance with Rule 457(c) based on the high ($40.25) and low ($39.625) prices of the registrant's common stock as reported on the New York Stock Exchange on May 2, 1997.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The shares of common stock registered hereby may be offered for resale by persons who receive such shares from the registrant in acquisitions or upon issuance of warrants, options, convertible debentures and other similar securities issued by the registrant in acquisitions.


                            SUBJECT TO COMPLETION
                              DATED MAY 6, 1997

                                 PROSPECTUS
                       SOUTHERN NATIONAL CORPORATION
                               COMMON STOCK

     This Prospectus relates to 5,000,000 shares (the "Shares") of the common stock, par value $5.00 per share ("Common Stock"), of Southern National Corporation, a North Carolina corporation (to be renamed "BB&T Corporation" in May 1997, and hereinafter referred to as the "Company"). The Company may offer and issue Shares from time to time in connection with acquisitions by the Company or its subsidiaries of the assets or securities of financial institutions and other businesses in which bank holding companies and their subsidiaries can engage. The Company may also issue Shares upon exercise of warrants, options, convertible notes or other similar instruments issued or assumed by the Company from time to time in connection with such acquisitions.

     The Company's management anticipates that the terms of acquisitions involving the issuance of Shares will be determined by direct negotiations with the owners or controlling persons of the businesses being acquired and that any Shares issued in the acquisitions will be valued at prices reasonably related to quoted market prices for the Common Stock reported as of one or more times during the period beginning on the date the terms of the acquisition are agreed upon and ending on the date the Shares are issued and delivered. No underwriting discounts or commissions will be paid, although finders' fees may be paid from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     This Prospectus, as amended or supplemented if appropriate, has also been prepared for use by the persons who have received or will receive shares issued by the Company in acquisitions, including shares sold hereunder, and who wish to offer and sell such shares, on terms then obtainable, in transactions in which they may be deemed underwriters within the meaning of the Securities Act.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the "Commission"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "SNB" ("BBK" following the name change to "BB&T Corporation"). The closing price of Common Stock as of May 2, 1997 (as reported on the NYSE composite tape) was $40.25 per share. Current market quotations are listed in The Wall Street Journal and many other newspapers of general circulation.

  THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                 UPON THE ACCURACY OR  ADEQUACY OF THIS
                   PROSPECTUS.  ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL
                                 OFFENSE.

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
   DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY
      OF THE COMPANY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
                INSURANCE CORPORATION OR ANY OTHER
                         GOVERNMENT AGENCY.

           The date of this Prospectus is _____ __, 1997.

                         AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.
The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     Shares of Common Stock are listed on the NYSE, and proxy statements, reports and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad
Street, New York, New York 10005.

     The Company has filed a Registration Statement on Form S-4 (together with all amendments, exhibits, and schedules thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the Shares. This Prospectus does not include all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules, and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

     No person has been authorized to give any information or make any representation in connection with the offering of securities made hereby other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities covered by this Prospectus in any jurisdiction where, or to or from any person to whom, it is unlawful to make such offer, solicitation of an offer in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.


           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b)     The Company's Current Report on Form 8-K, dated January 14,
             1997;

     (c)     The Company's Current Report on Form 8-K, dated April 11, 1997;

     (d) The Company's Registration Statement on Form 8-A, dated January 10, 1997, with respect to the adoption of its shareholder rights plan; and

     (e) The description of the Common Stock in the Company's registration statement filed under the Exchange Act with respect to the Common Stock, including all amendments and reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates all Shares have been issued or that deregisters all remaining unissued Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, BB&T CORPORATION, 223 WEST NASH STREET, WILSON, NORTH
CAROLINA 27893 OR TELEPHONE: (919) 246-4219.   IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE RECEIVED BY THE COMPANY AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE BY WHICH THE FINAL INVESTMENT DECISION IS TO BE MADE.



                    INFORMATION ABOUT THE COMPANY

General

     The Company is a multi-bank holding company headquartered in Winston-Salem, North Carolina. The Company conducts operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of the Company's loans are to businesses and individuals in the Carolinas and Virginia. The Company has no material amount of foreign loans and no loans that can be defined as highly leveraged transactions. The Company's bank subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), a North Carolina chartered bank; Branch Banking and Trust Company of South Carolina ("BB&T-SC"), a South Carolina chartered bank; Branch Banking and Trust Company of Virginia ("BB&T-VA"), a Virginia chartered bank; and Fidelity Federal Savings Bank ("FFSB"), a federally chartered savings bank. The principal assets of the Company are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina, which in turn owns all of the issued and outstanding shares of BB&T-SC, and BB&T Financial Corporation of Virginia ("BB&T Financial-VA"), Virginia Beach, Virginia, which in turn owns all of the issued and outstanding shares of BB&T-VA and FFSB.

Subsidiaries

     BB&T-NC, the Company's largest subsidiary, is the oldest bank in North Carolina and currently operates through approximately 300 banking offices throughout North Carolina. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Additional subsidiaries of BB&T-NC include Goddard Technology Corporation, which engages in the design and production of imaging and security devices and programs, and Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

     BB&T-SC serves South Carolina through approximately 95 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

     BB&T-VA, formerly Commerce Bank, was acquired on January 10, 1995 by BB&T Financial Corporation ("BB&T Financial") prior to the merger of BB&T Financial with and into the Company. BB&T-VA offers a full range of commercial and retail banking services through approximately 21 banking offices in the Hampton Roads region of Virginia.

     FFSB was acquired on March 1, 1997, upon the merger of its parent company, Fidelity Financial Bankshares Corporation, with and into BB&T Financial-VA. FFSB operates approximately seven branch offices offering commercial and retail banking services in the Richmond, Virginia area.

UCB Merger

     Pursuant to an Agreement and Plan of Reorganization dated as of November 1, 1996 by and between the Company and United Carolina Bancshares Corporation, Whiteville, North Carolina ("UCB"), as amended and restated (the "UCB Agreement"), UCB, which operates approximately 150 branch offices in the Carolinas, will merge with and into the
Company (the "UCB Merger").   Upon consummation of the UCB Merger, which
is expected to occur in mid-1997, each share of the $4.00 par value common stock of UCB ("UCB Common Stock") (excluding shares held by any dissenting shareholders) issued and outstanding at the effective time of the UCB Merger will be converted into and exchanged for 1.135 shares of Common Stock, subject to possible adjustment (the "UCB Exchange Ratio"). The UCB Exchange Ratio is potentially subject to upward adjustment if certain conditions are met concerning the trading price of Common Stock. UCB would have the right to terminate the UCB Agreement if such conditions should be met, in which case the Company would be required to determine whether to proceed with the UCB Merger at a higher UCB Exchange Ratio. In addition, at the effective time, all rights with respect to UCB Common Stock outstanding at the effective time pursuant to stock options granted by UCB under the existing stock plans of UCB, whether or not exercisable, will be converted into and become rights with respect to Common Stock on a basis that reflects the UCB Exchange Ratio. Approximately 28 million shares of Common Stock have been reserved for issuance in the UCB Merger. The UCB Merger is intended to constitute a tax-free transaction under the Internal Revenue Code of 1986, as amended, and to be accounted for as a pooling of interests.
The shareholders of the Company and UCB each approved the requisite matters relating to the UCB Merger at shareholders' meetings held on April 22, 1997.

     Consummation of the UCB Merger is subject to various conditions, including (a) receipt of all regulatory approvals required in connection with the transactions contemplated by the UCB Agreement, provided that no regulatory approval may impose any condition or requirement (other than previously contemplated divestitures or conditions or restrictions caused by other acquisitions by the Company) which, in the reasonable opinion of the Company, would so materially adversely affect the business or economic benefits of the UCB Merger as to render consummation of the UCB Merger inadvisable or unduly burdensome; (b) receipt by the Company of a letter, dated as of the effective time of the UCB Merger, from Arthur Andersen LLP to the effect that the UCB Merger will qualify for pooling-of-interests accounting treatment; (c) the representations and warranties of the respective parties being true and accurate under the standards set forth in the UCB Agreement; (d) the parties having performed in all material respects all obligations and complied in all material respects with all covenants required by the UCB Agreement; (e) the holders of no more than 9.0% of the outstanding shares of UCB Common Stock having given written notice of their intent to demand payment for their shares and having not voted for the UCB Merger, pursuant to Article 13 of the North Carolina Business Corporation Act (the "NCBCA"); and (f) satisfaction of certain other conditions.

     In connection with executing the UCB Agreement, the Company and UCB entered into two stock option agreements. Under the first stock option agreement, UCB granted to the Company an option to purchase up to 4,828,960 shares of UCB Common Stock (representing 19.9 percent of the outstanding shares of UCB Common Stock), at a purchase price of $30.50 per share, upon certain terms and in accordance with certain conditions. Under the second such stock option agreement, the Company granted to UCB an option to purchase up to 10,806,121 shares of Common Stock (representing 9.9 percent of the outstanding shares of Common Stock), at a purchase price of $34.625 per share, upon certain terms and in accordance with certain conditions.

     For certain information relating to the effects of the UCB Merger on the Company's historical financial position and results of operations, see "PRO FORMA CONDENSED FINANCIAL INFORMATION."

Other Acquisitions

     The Company's profitability and market share have been enhanced through both internal growth and acquisitions during recent years. Specifically, the Company has expanded by both the acquisition of financial institutions (including thrift institutions) and the purchase of deposits and assets from the Resolution Trust Corporation in federally assisted transactions.

     During the five years ended December 31, 1995, the Company and BB&T Financial completed numerous mergers and acquisitions of thrift institutions and commercial banking companies. On February 28, 1995, the Company merged with BB&T Financial, a multi-bank holding company with approximately $11 billion in total assets. Each BB&T Financial shareholder received 1.45 shares of Common Stock for each share of BB&T Financial common stock held. A total of 57.9 million shares of Common Stock were issued in conjunction with the merger.

     On September 1, 1996, the Company completed the acquisition of Regional Acceptance Corporation ("RAC") of Greenville, North Carolina in a transaction accounted for as a pooling-of-interests. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. Approximately 5.85 million shares of Common Stock were issued in exchange for all the outstanding shares of RAC. The Company restated its financial statements to give effect to this transaction in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

     The Company acquired three insurance agencies in the fourth quarter of 1996 which were accounted for under the purchase method of accounting. The Company issued 610,390 shares of Common Stock to effect the acquisitions and recorded intangible assets of $16.9 million.

     On March 1, 1997, the Company completed the acquisition of FFBC, which was a Virginia corporation that served as the holding company for FFSB, in a transaction accounted for as a purchase. The Company intends to effect the merger of FFSB, which is currently a wholly owned subsidiary of BB&T Financial-VA, with and into BB&T-VA not later than the first quarter of 1998.

     The Company expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by the Company of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of the Company capital stock or the incurring of an additional indebtedness by the Company, and could have a dilutive effect on the earnings or book value, per share, of the Common Stock. Moreover, such acquisitions sometimes result in significant charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.

Capital

     The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At December 31, 1996, the Company's Tier 1 and total capital ratios were 11.7% and 14.7%, respectively. Effective January 1, 1997, with mandatory compliance as of January 1, 1998, the Federal Reserve also is requiring certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required, among other things, to hold additional capital.

     The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. The Company's leverage ratio at December 31, 1996 was 8.0%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

     The FDIC has adopted minimum risk-based and leverage ratio regulations to which the Company's bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of the Company's bank subsidiaries exceeded all minimum regulatory capital requirements as of December 31, 1996.

Deposit Insurance Assessments

     The deposits of each of the Company's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 40% of the deposits of BB&T-NC and BB&T-SC (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

     Pursuant to recently enacted budget reconciliation legislation, the FDIC imposed a special assessment on SAIF-assessable deposits of 65.7 basis points per $100 of SAIF-assessable deposits in order to increase the SAIF's net worth to 1.25 percent of SAIF-insured deposits as of October 1, 1996. This special assessment was applied by the FDIC to the amount of SAIF-assessable deposits held by institutions as of March 31, 1995. Certain institutions that engaged in thrift acquisitions, including BB&T-NC, received a 20 percent discount on the assessment. As a result, the pre-tax impact of the special assessment on the Company was approximately $33 million, and was recorded as an expense as of September 30, 1996.

     The FDIC also lowered the assessment rates for SAIF-insured deposits, effective January 1, 1997, to the same levels as the assessment rates currently applicable to BIF-insured deposits. Thus, for the semi-annual period beginning January 1, 1997, the assessments imposed on all FDIC deposits for deposit insurance range from 4 to 31 basis points, with an effective rate of 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because the recently enacted legislation requires that both SAIF-insured and BIF-insured deposits must pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is assessing BIF-insured deposits an additional 1.30 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.48 basis points per $100 of deposits, to cover those obligations.

OFFERED SECURITIES

     This Prospectus relates to up to 5,000,000 shares of Common Stock which the Company proposes to issue in its continuing program of acquisitions of entities, assets or interests engaged in the financial services industry. The consideration for any acquisition may consist of cash, notes or other evidence of debt, assumptions of liabilities, equity securities, or a combination thereof, as determined from time to time by negotiations between the Company and the owners of businesses or properties to be acquired. In general, the terms of acquisitions will be determined by direct negotiations between the representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities more widely held, through exchange offers to stockholders or documents soliciting approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. However, under some circumstances, the Company may issue Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

     This Prospectus, as appropriately amended or supplemented, has also been prepared for use by persons who receive shares issued by the Company in acquisitions, including Common Stock received upon conversion of other equity securities that may be issued in acquisitions, and who wish to offer and sell such shares, on terms then available, in transactions in which they may be deemed affiliates or underwriters within the meaning of the Securities Act ("Selling Shareholders"). Resales may be made pursuant to this Prospectus, as amended or supplemented, pursuant to Rule 145(d) under the Securities Act, or pursuant to an exemption from the Securities Act. Profits realized on resales by Selling Shareholders under certain circumstances may be regarded as underwriting compensation under the Securities Act.

     Resales by Selling Shareholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the Selling Shareholder's agent in the sale of shares by such Selling Shareholder, or such securities firm may purchase shares from the Selling Shareholder as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealer may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the NYSE or other exchange on which such shares may be traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain civil liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commissions earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

     A Prospectus Supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the Selling Shareholder, the participating securities firm, if any, the number of shares involved, and other details of such resales, if appropriate. USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that the Company may issue from time to time in connection with acquisitions by the Company or one or more of its subsidiaries or that the Company may issue upon exercise of warrants, options, convertible notes and other similar instruments issued or assumed by the Company from time to time in connection with acquisitions. The Company will receive no proceeds from this offering other than the value of the assets and securities acquired by the Company in the acquisitions. When this Prospectus is used in a public reoffering or resale of the Common Stock acquired pursuant to this Prospectus, such selling shareholders shall receive the proceeds derived from such resale and not the Company.



                  MARKET PRICES AND DIVIDENDS

     Common Stock is listed on the NYSE under the symbol "SNB" ("BBK" following the name change to "BB&T Corporation"). The following table sets forth, for the periods indicated, the high and low sales price of Common Stock on the NYSE Composite Transactions List and cash dividends paid per share. The prices do not include retail markups, markdowns or commissions.

                                    High        Low     Cash Dividend
Quarter Ended
    March 31, 1997                $40.75      $35.25        $.27
    June 30, 1997 (through
       May 2, 1997)                40.25       35.75         .27
Quarter Ended
    March 31, 1996                 29.75       25.88         .23
    June 30, 1996                  31.75       28.88         .23
    September 30, 1996             33.88       28.63         .27
    December 31, 1996              36.75       33.38         .27
       For year 1996               36.75       25.88        1.00
 Quarter Ended
     March 31, 1995                22.38       18.88         .20
     June 30, 1995                 24.13       19.88         .20
     September 30, 1995            27.13       23.63         .23
     December 31, 1995             27.00       25.63         .23
        For year 1995              27.13       18.88         .86


SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial information has been derived from historical consolidated financial statements of the Company and should be read in conjunction with such historical consolidated financial statements, and the notes thereto, which are incorporated herein by reference. For certain information relating to the effects of the pending UCB Merger on the Company's historical financial position and results of operations, see "PRO FORMA CONDENSED FINANCIAL INFORMATION. "

                                SELECTED HISTORICAL FINANCIAL DATA (1)


                           As of / For the Years Ended December 31
                                 1996           1995          1994            1993           1992
Summary of Operations
 Interest income           $    1,606,613 $    1,576,612 $   1,339,542  $    1,212,986 $    1,218,407
 Interest expense                 778,120        813,942       586,296         509,110        592,675

 Net interest income              828,493        762,670       753,246         703,876        625,732
 Provision for loan and
   lease                           53,661         34,632        20,181          54,558         63,584

 Net interest income after
   provision for loan and
   lease losses                   774,832        728,038       733,065         649,318        562,148
 Noninterest income               297,389        230,994       229,861         223,229        187,541
 Noninterest expense              654,053        681,228       589,795         667,441        513,649

 Income before income taxes       418,168        277,804       373,131         205,106        236,040
 Provision for income taxes       134,504         91,463       129,289         112,717         84,322

 Net income                $      283,664 $      186,341$      243,842  $       92,389 $      151,718

Per Share Data
 Primary earnings          $         2.56 $         1.65$         2.21  $         0.83 $         1.51
 Fully diluted earnings              2.54           1.62          2.16            0.83           1.44
 Cash dividends                      1.00            .86           .74             .64            .50
 Book value                         15.82          15.04         13.44           12.63          12.71

Average Balance Sheets
 Securities at carrying
   value                   $    5,176,841 $    5,394,372$    5,340,070  $    4,670,213 $    3,998,587
 Loans and leases (2)          14,008,824     13,591,113    12,290,880      11,087,053     10,069,318
 Other assets                   1,388,405      1,418,385     1,441,666       1,369,128      1,339,256

  Total assets             $   20,574,070 $   20,403,870$   19,072,616  $   17,126,394 $   15,407,161

 Deposits                  $   14,777,537 $   14,251,176$   14,298,728  $   13,546,050 $   12,601,590
 Other liabilities              2,278,429      3,422,090     2,624,611       1,590,357      1,453,887
 Long-term debt                 1,858,569      1,127,575       677,227         597,519        153,064
 Common shareholders'
   equity                       1,644,376      1,530,684     1,397,907       1,318,325      1,132,815
 Preferred shareholders'
   equity                          15,159         72,345        74,143          74,143         65,805

   Total liabilities and
     shareholders' equity  $   20,574,070 $   20,403,870$   19,072,616  $   17,126,394 $   15,407,161

Period End Balances
 Total assets              $   21,246,562 $   20,636,430$   19,971,602  $   18,927,837 $   16,016,224
 Deposits                      14,953,914     14,684,056    14,314,154      14,594,952     13,044,173
 Long-term debt                 2,051,767      1,383,935       910,755         837,241        423,211
 Shareholders' equity           1,729,169      1,711,342     1,525,548       1,420,790      1,275,877

Selected Performance Ratios
 Rate of return on:
  Average total assets               1.38%           .91          1.28%            .54            .98%
  Average common shareholders       17.21          11.84         17.07            6.61          12.99
 Dividend payout                    39.06          52.12         33.48           77.11          33.11
 Average equity to average as        8.07           7.86          7.72            8.13           7.78
___________________
(1)	The selected historical financial data of the Company gives effect to the acquisition by the Company of
   Regional Acceptance Corporation on September 1, 1996, accounted for as a pooling of  interests.
(2)	Loans and leases are net of unearned income and the allowance for losses.  Amounts include loans held for sale.




                              DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share (the "Preferred Stock"). As of March 3, 1997, there were 109,541,859 shares of Common Stock issued and outstanding. There were no shares of Preferred Stock issued and outstanding as of such date, although 2,000,000 shares of Preferred Stock have been designated as Junior Participating Preferred Stock (the "Junior Preferred Stock") and are reserved for issuance in connection with the Company's shareholder rights plan. See "- -Shareholder Rights Plan."

Common Stock

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of the Company available for distribution after the payment of necessary expenses and all prior claims. Holders of Common Stock have no preemptive rights to subscribe for any additional securities of any class that the Company may issue, nor any conversion, redemption or sinking fund rights. Holders of Common Stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of Common Stock are subject to any preferences provided for by resolution of the Board for any series of Preferred Stock that the Company may issue in the future. The terms of the Junior Preferred Stock reserved for issuance in connection with the Rights Agreement provide that holders of such shares shall have rights and privileges that are substantially identical to those of holders of Common Stock.

     The transfer agent and registrar for Common Stock is BB&T-NC.

Preferred Stock

     Under the Company's Articles of Incorporation (the "Articles"), the Company may issue shares of Preferred Stock in one or more series as may be determined by the Board or a duly authorized committee. The Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any Preferred Stock issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both. In addition, any shares of Preferred Stock may have class or series voting rights. Under certain circumstances, the issuance of Preferred Stock or the existence of the unissued Preferred Stock may tend to discourage or render more difficult a merger or other change in control of the Company. See "--Shareholder Rights Plan."

Shareholder Rights Plan

     The Company has adopted a shareholder rights plan pursuant to which holders of shares of Common Stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as the Company's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of the Company, could have the effect of discouraging a business combination which shareholders believe to be in their best interests. The provisions of the Company's shareholder rights plan are discussed below.

     On December 17, 1996, the Board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of Common Stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of Common Stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between the Company and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of Common Stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (c) 10 business days after the Board declares any Person to be an "Adverse Person," as described in the following paragraph.

     The Board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Common Stock (provided that any such determination shall not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of Common Stock) and (b) following consultation with such persons as the Board deems appropriate, that (i) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (ii) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company or (iii) such beneficial ownership otherwise is determined to be not in the best interests of the Company and its shareholders, employees, customers and communities in which the Company and its subsidiaries do business.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the Board, or unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that the Board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then-outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (a) upon exercise and payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right or (b) at the discretion of the Board, upon exercise and without payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the exercise price of the Right and the value of the consideration which would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of Common Stock (or other consideration, as noted above) for $145.00. Assuming that the Common Stock had a per share value of $72.50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $145.00. Alternatively, at the discretion of the Board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to Common Stock (or other consideration, as noted above) worth $145.00.

     In the event that, at any time following the Stock Acquisition Date, (a) the Company is acquired in a merger, statutory share exchange or other business combination transaction in which the Company is not the surviving corporation or (b) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain events.

      In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the Board that any person is an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and if there are no other Acquiring Persons or Adverse Persons.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

     The Rights Agreement is filed as an exhibit to a Registration Statement on Form 8-A dated January 10, 1997 that has been filed by the Company with the Commission. Such registration statement and the Rights Agreement are incorporated by reference in this Prospectus, and reference is made thereto for the complete terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

Certain Provisions of the NCBCA, Articles and Bylaws

     Certain provisions of the NCBCA, the Articles and the Company's bylaws (the "Bylaws") deal with matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. The Company believes that these provisions are appropriate to protect the interests of the Company and all of its shareholders. The following describes the principal provisions of the NCBCA applicable to the Company, the Articles and Bylaws that may be deemed to have anti-takeover effects.

     Control Share Act

     The North Carolina Control Share Acquisition Act (the "Control Share Act") applies to the Company. The Control Share Act is designed to protect shareholders against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders. The Control Share Act may make an unsolicited attempt to gain control of the Company more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock.

     The Control Share Act is triggered upon the acquisition by a person of shares of voting stock of a North Carolina corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third, or a majority of the voting power in the election of directors. Under the Control Share Act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

     North Carolina has also enacted the North Carolina Shareholder Protection Act (the "Shareholder Protection Act"). In accordance with the provisions of such statute, the Company has elected not to be governed by the Shareholder Protection Act.

     Provisions Regarding the Board

     The Bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the Board or by resolution of the shareholders of the Company. Currently, the Board consists of 24 directors.

     The Board is divided into three approximately equal classes, with the members of each class serving a staggered three-year term. Under the Articles and the Bylaws, directors of the Company may be removed only for cause and only by the vote of a majority of the outstanding shares of Common Stock entitled to vote in the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors.

     The provisions of the Articles and the Bylaws with respect to the classification of the Board and the removal of directors only for cause could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     Meeting of Shareholders; Shareholders' Nominations and Proposals

     Under the Bylaws, meetings of the shareholders may be called by the Chief Executive Officer or the Board. Shareholders of the Company may not request that a special meeting of shareholders be called. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

     Certain procedures governing the submission of nominations for directors and other proposals by stockholders may have some deterrent on shareholder actions designed to result in change of control in the Company. The Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors. The Bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the Board must submit such nomination in writing to the Secretary of the Company not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders, together with biographical information about the candidate, the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

     Similarly, a shareholder must notify the Secretary of the Company in writing not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders of the shareholder's intention to make a proposal for consideration at the next annual meeting. The notice must contain (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in such proposal.

                              LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, as counsel to the Company. As of the date of this Prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 22,000 shares of Common Stock.


                                 EXPERTS

     The consolidated financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.




                  PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact of the UCB Merger and the Company's acquisition of FFBC (the "FFBC Merger") on the Company's historical financial position and results of operations. The UCB Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting and the FFBC Merger is reflected under the purchase method of accounting.

     The Pro Forma Condensed Balance Sheet presented assumes that the UCB Merger and the FFBC Merger were consummated on December 31, 1996, and the Pro Forma Condensed Income Statements assume that the UCB Merger and the FFBC Merger were consummated at the beginning of each period presented.

     The Company acquired three insurance agencies in the fourth quarter of 1996 which were accounted for under the purchase method of accounting. The Company issued 610,390 shares of Common Stock to effect the acquisitions and recorded intangible assets of $16.9 million. Substantially all of these shares were repurchased prior to the consummation of these transactions.
These amounts are not reflected in the Pro Forma Condensed Balance Sheet contained herein. The intangible assets recorded would result in amortization expense of $1.1 million for the year ended December 31, 1996. These amounts are not reflected in the Pro Forma Condensed Income Statements contained herein.

     During 1996, the Company consummated a merger with Regional Acceptance Corporation, Greenville, North Carolina, which was accounted for as a pooling of interests, and UCB consummated mergers with Triad Bank and Seaboard Savings Bank, SSB, Inc., which were each accounted for as a pooling of interests. Accordingly, the consolidated financial statements of the Company and UCB reflected in the following pro forma condensed financial information have each been restated to give effect to the respective transactions.

     The pro forma earnings are not necessarily indicative of the results of operations had the UCB Merger and FFBC Merger occurred at the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.



                                             PRO FORMA CONDENSED BALANCE SHEET
                                                    December 31, 1996
                                                       (Unaudited)
                                                 (Dollars in thousands)

                                                                                                            SNC
                                                                                       Pro Forma          and FFBC
                                                                                      Adjustments         Pro Forma
                                                           SNC             FFBC         DR (CR)           combined
Assets
 Cash and due from banks                          $          638,748 $        4,773 $               $          643,521
 Interest-bearing deposits with banks                          1,046             --                              1,046
 Federal funds sold and securities purchased under
   resale agreements or similiar arrangements                 19,940             --                             19,940
 Securities available for sale                             5,136,789         38,262                          5,175,051
 Securities held to maturity                                 124,718          1,498                            126,216
 Loans held for sale                                         219,469          3,769                            223,238
 Loans and leases, net of unearned income                 14,364,595        270,824                         14,635,419
   Allowance for loan and lease losses                      (183,932)        (3,980)                          (187,912)
     Loans and leases, net                                14,180,663        266,844                         14,447,507

 Premises and equipment, net                                 319,082          4,471                            323,553
Other assets                                                 606,107          7,222        38,146(1)           651,475

     Total assets                                 $       21,246,562 $      326,839 $      38,146   $       21,611,547

Liabilities and Shareholders' Equity
 Noninterest-bearing demand deposits              $        1,990,415 $       13,596 $               $        2,004,011
 Savings and interest checking                             1,376,260         21,232                          1,397,492
 Money rate savings                                        3,372,018         52,235                          3,424,343
 Other time deposits                                       8,215,221        164,065                          8,379,286
     Total deposits                                       14,953,914        251,218                         15,205,132

 Short-term borrowed funds                                 2,263,303          2,969       (64,370)(3)        2,330,642
 Long-term debt                                            2,051,767         41,532                          2,093,299
 Accounts payable and other liabilities                      248,409          4,177          (500)(4)          253,086

     Total liabilities                                    19,517,393        299,896       (64,870)          19,882,159

Shareholders' equity:

 Preferred stock, $5 par, 5,000,000 shares
   authorized, none issued and outstanding
   at December 31, 1996                                          --             --                                 --
 Common stock, $5 par, 300,000,000 shares
   authorized, 109,297,489 issued and
   outstanding at December 31, 1996;
   109,297,489 shares and 136,896,865
   shares pro forma issued and outstanding,
   respectively                                              546,487          2,298         2,292 (3)(7)       546,493
 Additional Paid-in capital                                  134,758          9,697         9,484 (3)(4)(7)    134,971
 Retained earnings                                         1,038,067         14,967        14,967 (7)        1,038,067
 Unvested restricted stock                                    (1,952)            --                             (1,952)
 Net unrealized (depreciation) appreciation on
   securities available for sale                              11,809            (19)          (19)(7)           11,809

     Total shareholders' equity                            1,729,169         26,943        26,724            1,729,388

     Total liabilities and shareholders' equity   $       21,246,562 $      326,839 $     (38,146)  $       21,611,547




                                                                                                             SNC, UCB
                                                                                                             and FFBC
                                                                              Pro Forma Adjustments          Pro Forma
                                                           UCB                 Debit         Credit           Combined
Assets
 Cash and due from banks                          $          199,487 $              $               $          843,008
 Interest-bearing deposits with banks                            361                                             1,407
 Federal funds sold and securities purchased under
   resale agreements or similiar arrangements                 90,603                                           110,543
 Securities available for sale                               877,432                                         6,052,483
 Securities held to maturity                                  46,090                                           172,306
 Loans held for sale                                              --                                           223,238
 Loans and leases, net of unearned income                  3,149,697                                        17,785,116
   Allowance for loan and lease losses                       (46,138)                                         (234,050)
     Loans and leases, net                                 3,103,559                                        17,551,066

 Premises and equipment, net                                  55,872                                           379,425
Other assets                                                 114,439                        4,282(2)           761,632

     Total assets                                 $        4,487,843 $           -- $       4,282   $       26,095,108

Liabilities and Shareholders' Equity
 Noninterest-bearing demand deposits              $          633,014 $                              $        2,637,025
 Savings and interest checking                               650,202                                         2,047,694
 Money rate savings                                          798,931                                         4,223,274
 Other time deposits                                       1,967,279                                        10,346,565
     Total deposits                                        4,049,426                                        19,254,558

 Short-term borrowed funds                                    42,521                                          2,373,163
 Long-term debt                                                2,273                                          2,095,572
 Accounts payable and other liabilities                       43,154                       35,788(5)(6)         332,028

     Total liabilities                                     4,137,374             --        35,788            24,055,321

Shareholders' equity:

 Preferred stock, $5 par, 5,000,000 shares
   authorized, none issued and outstanding
   at December 31, 1996                                           --                                                --
 Common stock, $5 par, 300,000,000 shares
   authorized, 109,297,489 issued and outstanding
   at December 31, 1996; 109,297,489 shares
   and 136,896,865 shares pro forma issued and
   outstanding, respectively                                  97,267                       40,730(8)            684,490
 Additional Paid-in capital                                   51,676         40,730(8)                          145,917
 Retained earnings                                           201,596         40,070(2)(5)                     1,199,593
                                                                                   (6)
 Loan to employee stock ownership plan andu
   nvested restricted stock                                       --                                             (1,952)
 Net unrealized (depreciation) appreciation on secur             (70)                                            11,739

     Total shareholders' equity                              350,469         80,800        40,730             2,039,787

     Total liabilities and shareholders' equity   $        4,487,843 $       80,800 $      76,518   $        26,095,108


See Notes for Pro Forma Condensed Financial Information.
</TABLE



                                                         Pro Forma Condensed Income Statement
                                                         For the Year Ended December 31, 1996
                                                                     (Unaudited)
                                                     (Dollars in thousands, except per share data)
                                                                                 SNC and                             SNC, FFBC
                                                                                  FFBC                                and UCB
                                                              Pro forma         Pro forma                            Pro forma
                                   SNC             FFBC      adjustments        combined              UCB9           combined(9)
Interest Income
    Interest and fees on
      loans and leases      $    1,282,521 $      23,659 $          $          1,306,180 $          272,301 $       1,578,481
    Interest and dividends
      on securities                 323,360         1,582                         324,942             51,897           376,839
    Interest on short-term
      investments                       732        1,322                           2,054              4,741             6,795
      Total interest income       1,606,613       26,563                       1,633,176            328,939         1,962,115

Interest Expense
    Interest on deposits           564,747        11,746                         576,493            147,744           724,237
    Interest on short-term
      borrowed funds               105,936           964                         106,900              1,823           108,723
    Interest on long-term debt     107,437         1,671                         109,108                165           109,273
      Total interest expense       778,120        14,381                         792,501            149,732           942,233

Net Interest Income                828,493        12,182                         840,675            179,207         1,019,882
    Provision for loan and
      lease losses                  53,661         3,050                          56,711              8,850            65,561

Net Interest Income After Provision
    for Loan and Lease Losses      774,832         9,132                         783,964            170,357           954,321

Noninterest Income
    Service charges on deposit
      accounts                     107,581            --                         107,581             24,599           132,180
    Mortgage banking activities     34,352            --                          34,352              5,493            39,845
    Trust income                    22,811            --                          22,811              5,983            28,794
    Agency and other insurance
      commissions                   33,542            --                          33,542              6,139            39,681
    Other nondeposit fees and
      commissions                   68,835            --                          68,835              9,456            78,291
    Securities gains (losses),
      net                            3,206          (211)                          2,995               (116)            2,879
    Other noninterest income        27,062           834                          27,896                561            28,457
      Total noninterest income     297,389           623                         298,012             52,115           350,127

Noninterest Expense
    Personnel expense              302,383         4,121                         306,504             85,061           391,565
    Occupancy and equipment
      expense                      103,594         1,347                         104,941             17,525           122,466
    Federal deposit insurance
      expense                       42,820         2,004                          44,824              1,227            46,051
    Other noninterest expense      205,256         1,486       2,543(10)         209,285             48,900           258,185
      Total noninterest expense    654,053         8,958       2,543             665,554            152,713           818,267

Earnings
    Income before income taxes     418,168           797     (2,543)             416,422             69,759           486,181
    Income tax expense             134,504           307                         134,811             24,555           159,366

    Net income                     283,664           490     (2,543)             281,611             45,204           326,815
      Preferred dividend
        requirements                   610            --                             610                 --               610
      Income applicable to
        common shares       $      283,054 $         490 $   (2,543)$            281,001 $           45,204 $         326,205


Per Common Share
    Net income:
      Primary               $         2.56 $         .21 $          $               2.51 $             1.87 $            2.34

      Fully diluted         $         2.54 $         .21 $          $               2.48 $             1.87 $            2.32

Average Shares Outstanding
      Primary                  110,486,127     2,286,773                     112,118,197         24,210,796       139,597,450

      Fully diluted            111,836,200     2,286,773                     113,468,270         24,210,796       140,947,523


See Notes to Pro Forma Condensed Financial Information.





                                                  Pro Forma Condensed Income Statement
                                             For the Twelve Months Ended December 31, 1995
                                                             (Unaudited)
                                             (Dollars in thousands, except per share data)
                                                                               SNC and                                SNC, FFBC
                                                                                 FFBC                                   and UCB
                                                               Pro forma       Pro forma                               Pro forma
                                     SNC            FFBC      adjustments      combined              UCB9              combined9
Interest Income
    Interest and fees on
      loan and leases      $    1,261,658 $      22,731 $            $       1,284,389 $          255,251 $          1,539,640
    Interest and dividends
      on securities               312,423         1,493                        313,916             42,086              356,002
    Interest on short-term
      investments                   2,531         1,203                          3,734              6,754               10,488
      Total interest income     1,576,612        25,427                      1,602,039            304,091            1,906,130

Interest Expense
    Interest on deposits          557,149        11,185                        568,334            132,620              700,954
    Interest on short-term
      borrowed funds              186,194         1,251                        187,445              2,653              190,098
    Interest on long-term debt     70,599         1,537                         72,136                170               72,306
      Total interest expense      813,942        13,973                        827,915            135,443              963,358

Net Interest Income               762,670        11,454                        774,124            168,648              942,772
    Provision for loan and
      lease losses                 34,632           431                         35,063              7,292               42,355

Net Interest Income After Provision
    for Loan and Lease Losses     728,038        11,023                        739,061            161,356              900,417

Noninterest Income
    Service charges on
      deposit accounts             89,621           201                         89,822             24,043              113,865
    Mortgage banking
      activities                   26,408            --                         26,408              4,810               31,218
    Trust income                   18,629            --                         18,629              5,243               23,872
    Agency and other insurance
      commissions                  26,438            --                         26,438              5,252               31,690
    Other nondeposit fees and
      commissions                  54,634            --                         54,634              7,225               61,859
    Securities (losses) gains,
      net                         (18,600)          (42)                       (18,642)                11              (18,631)
    Other noninterest income       33,864           582                         34,446                477               34,923
      Total noninterest income    230,994           741                        231,735             47,061              278,796

Noninterest Expense
    Personnel expense             346,308         4,016                        350,324             78,390              428,714
    Occupancy and equipment
      expense                     107,877         1,314                        109,191             17,410              126,601
    Federal deposit insurance
      expense                      22,995           501                         23,496              3,864               27,360
    Other noninterest expense     204,048         1,189       2,543(10)        207,780             37,632              245,412
      Total noninterest expense   681,228         7,020       2,543            690,791            137,296              828,087

Earnings
    Income before income taxes    277,804         4,744      (2,543)           280,005             71,121              351,126
    Income tax expense             91,463         1,713                         93,176             25,074              118,250

    Net income                    186,341         3,031      (2,543)           186,829             46,047              232,876
      Preferred dividend
        requirements                5,079            --                          5,079                 --                5,079
      Income applicable to
        common shares      $      181,262 $       3,031 $    (2,543) $         181,750 $           46,047 $            227,797


Per Common Share
    Net income:
      Primary              $         1.65 $        1.34 $            $            1.63 $             1.91 $               1.64
      Fully diluted        $         1.62 $        1.34 $            $            1.61 $             1.91 $               1.62

Average Shares Outstanding
      Primary                 109,776,710     2,261,310                    111,390,607         24,099,190          138,743,188

      Fully diluted           114,801,843     2,261,310                    116,415,740         24,099,190          143,768,321



See Notes to Pro Forma Condensed Financial Information.


                                                     Pro Forma Condensed Income Statement
                                                For the Twelve Months Ended December 31, 1994
                                                                (Unaudited)
                                                (Dollars in thousands, except per share data)
                                                                                     SNC and                           SNC, FFBC
                                                                                       FFBC                             and UCB
                                                                     Pro forma     Pro forma                           Pro forma
                                            SNC             FFBC    adjustments     combined         UCB9              combined(9)
Interest Income
    Interest and fees on loans and
      leases                         $    1,042,553 $      18,928  $            $  1,061,481 $       212,511 $          1,273,992
    Interest and dividends on
      securities                            291,805         1,048                    292,853          32,298              325,151
    Interest on short-term investments        5,184           904                      6,088           2,431                8,519
      Total interest income               1,339,542        20,880                  1,360,422         247,240            1,607,662

Interest Expense
    Interest on deposits                    441,876         7,814                    449,690          89,430              539,120
    Interest on short-term borrowed
      funds                                 103,493           966                    104,459           2,948              107,407
    Interest on long-term debt               40,927         1,448                     42,375             164               42,539
      Total interest expense                586,296        10,228                    596,524          92,542              689,066

Net Interest Income                         753,246        10,652                    763,898         154,698              918,596
    Provision for loan and lease losses      20,181           525                     20,706           3,549               24,255

Net Interest Income After Provision
    for Loan and Lease Losses               733,065        10,127                    743,192         151,149              894,341

Noninterest Income
    Service charges on deposit accounts      85,106            --                     85,106          23,874              108,980
    Mortgage banking activities              24,920            --                     24,920           3,893               28,813
    Trust income                             17,180            --                     17,180           5,163               22,343
    Agency and other insurance
      commissions                            24,243            --                     24,243           3,773               28,016
    Other nondeposit fees and
      commissions                            48,265            --                     48,265           7,269               55,534
    Securities (losses) gains, net            3,074            (3)                     3,071             (46)               3,025
    Other noninterest income                 27,073           585                     27,658             952               28,610
      Total noninterest income              229,861           582                    230,443          44,878              275,321

Noninterest Expense
    Personnel expense                       296,545         3,533                    300,078          78,586              378,664
    Occupancy and equipment expense          88,580         1,187                     89,767          17,181              106,948
    Federal deposit insurance expense        32,697           432                     33,129           6,556               39,685
    Other noninterest expense               171,973         1,250      2,543(10)     175,766          44,382              220,148
      Total noninterest expense             589,795         6,402      2,543         598,740         146,705              745,445

Earnings
    Income before income taxes              373,131         4,307     (2,543)        374,895          49,322              424,217
    Income tax expense                      129,289         1,568                    130,857          17,769              148,626

    Income before cumulative effects
      of changes in accounting methods      243,842         2,739     (2,543)        244,038          31,553              275,591

    Cumulative effects of changes in
      accounting methods                         --            --         --              --            (316)                (316)

    Net income                              243,842         2,739     (2,543)        244,038          31,237              275,275
      Preferred dividend requirements         5,198            --                      5,198              --                5,198
      Income applicable to common
        shares                       $      238,644 $       2,739 $   (2,543)   $    238,840 $        31,237 $            270,077


Per Common Share
    Net income:
      Primary                        $         2.21 $        1.22 $             $       2.18 $          1.30 $               1.97
      Fully diluted                  $         2.16 $        1.22 $             $       2.13 $          1.30 $               1.94

Average Shares Outstanding
      Primary                           108,142,988      2,236,736                109,739,346      23,954,818          136,928,065

      Fully diluted                     113,193,681      2,236,736                114,790,039      23,954,818          141,978,758



See Notes to Pro Forma Condensed Financial Information.



               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

(1) Goodwill of $38.1 million was recorded herein to represent the excess of the purchase price of $65.1 million plus estimated capitalized costs of the FFBC Merger of $300,000 less the aggregate exercise price of FFBC's options of $782,827 over the fair market value of the net assets acquired of $26.9 million. There are no material fair market value adjustments to FFBC's assets or liabilities. The table below reflects the calculation of the purchase price, goodwill and pro forma equity resulting from the FFBC Merger.

(2) During May 1995, the Company and UCB entered into a transaction wherein UCB acquired 12 North Carolina branch offices which were required to be divested by the Company. In the acquisition, UCB assumed $178.7 million in deposits and purchased $26.8 million in loans from the Company. Two of the branch banking offices acquired by UCB in the transaction with aggregate deposits and loans of $32.7 million and $4.9 million, respectively, were sold to third party banks during the fourth quarter of 1995. UCB recorded a premium of $10.1 million for the assumed deposit base of the branches retained. The Company recorded a total gain on divestiture of $12.3 million. This adjustment eliminates the unamortized deposit intangible and the intercompany portion of the gain in the Pro Forma Condensed Balance Sheet. The Pro Forma Condensed
Income Statements do not reflect these adjustments, nor do they reflect the impact of UCB's reduced amortization expense, which totaled $1.8 million and $1.4 million for the years ended December 31, 1996 and 1995, respectively.

(3) To reflect the Company's repurchase of 1.64 million shares of Common Stock in connection with and prior to the FFBC Merger at a fair value of $39.25 per share. The cost of funding the repurchase and the related per share and weighted average share impact are not reflected in the Pro Forma Condensed Income Statements.

(4) To record the payable of $300,000 for estimated direct merger costs of FFBC and $200,000 for estimated stock issuance costs.

(5) Certain material, nonrecurring adjustments of approximately $50 to $60 million will be recorded in conjunction with the UCB Merger. These adjustments include amounts to effect the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; amounts associated with branch closings and divestitures and the consolidation of bank operations and systems. It is estimated that $5 million of the expenses will be directly related to effecting the UCB Merger and therefore will not be deductible for income tax purposes. The impact of these adjustments, net of the related tax benefit, has been reflected in the Pro Forma Condensed Balance Sheet as of December 31, 1996.

(6) UCB elected to amortize the accumulated postretirement obligation related to the adoption of SFAS No. 106 over a period of 20 years as a component of the postretirement benefit cost. The Company elected to reflect the adoption of SFAS No. 106 through the recording of a cumulative charge for this change in accounting principle. The Pro Forma Condensed Balance Sheet reflects an adjustment to conform UCB's transition method to the method elected by the Company. The accompanying Pro Forma Condensed Income Statement does not reflect adjustments for amounts previously recorded by UCB as amortization of the unrecorded transition obligation, which amounted to $394,000 each year for the years ended December 31, 1996, 1995 and 1994.

(7) To eliminate shareholders' equity of FFBC of $26.9 million and to record the issuance of 1.64 million shares of Common Stock at $38.52 per share and the issuance of options to purchase 85,750 shares of Common Stock, which options have a weighted average value of $9.13 per option.

(8) Based on an exchange ratio of 1.135 shares for the conversion of UCB Common Stock into Common Stock. At December 31, 1996, there were
24,316,631 shares of UCB Common Stock outstanding.

(9) No pro forma adjustments relating to the UCB Merger are reflected in the Pro Forma Condensed Income Statements.

(10) To record amortization of the excess of the purchase price over the estimated fair market value of the net assets acquired from FFBC over a 15-year period using the straight-line method.

                         CALCULATION OF PURCHASE PRICE OF FFBC
                                December 31, 1996

Calculation of purchase price and goodwill
FFBC shares of common stock outstanding                      2,299,467
Plus: FFBC options outstanding                                  85,750
Total FFBC shares and options outstanding                    2,385,217
Exchange ratio                                              x    .7137
Shares and options of Common Stock issued                    1,702,329
Fair market value per share                              $  x    38.52
Fair market value of Common Stock and options issued     $  65,572,025
Plus: Estimated capitalized FFBC Merger costs                  300,000
Less: Aggregate exercise price of FFBC's options              (782,827)
Purchase price                                              65,089,198
Less: Net Fair Market Value of Assets Acquired              26,943,000
Goodwill                                                 $  38,146,198

Calculation of pro forma capital

Purchase price                                           $  65,089,198
Less: Estimated capitalized FFBC Merger costs                  300,000
Less: Estimated stock issuance costs                           200,000
Pro forma equity                                         $  64,589,198


                          PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

     The Company's bylaws provide for the indemnification of any director or officer of the Company against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interest of the Company and
(ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     The Company's articles of incorporation provide for the elimination of the personal liability of each director of the Company to the fullest extent permitted by law.

     The Company maintains directors and officers liability insurance which, in general, insures: (i) the Company's directors and officers against loss by reason of any of their wrongful acts and (ii) the Company against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency which results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C.
Section 1818(b)).

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following documents are filed as exhibits to this registration statement on Form S-4:

Exhibit No.   Description
3(a)          Articles of Incorporation of Southern National Corporation, as
              amended (incorporated herein by reference to Exhibit No. 3(a) to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

3(b)          Bylaws of Southern National Corporation, as amended
              (incorporated herein by reference to Exhibit No. 3.2 to the registrant's registration statement on Form S-4 filed June 29, 1989 (Registration No. 33-29586))

3(c)          Amendment to Bylaws of Southern National Corporation dated
              April 22, 1997

4 Rights Agreement, dated as of December 17, 1996, between Southern National Corporation and Branch Banking and Trust Company, as Rights Agent (incorporated herein by reference to Exhibit No. 1 of the registrant's registration statement on Form 8-A dated January 10, 1997)

5             Opinion of Womble Carlyle Sandridge & Rice, PLLC

23(a) Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)

23(b)         Consent of Arthur Andersen LLP

24            Power of Attorney

     (b)     Financial statement schedules:  Not applicable.

ITEM 22.  UNDERTAKINGS

     (a)     The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement
         (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 C.F.R. Section 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.



                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on May 6, 1997.

                          SOUTHERN NATIONAL CORPORATION

                          By:      /s/ Jerone C. Herring
                          Name:        Jerone C. Herring
                          Title:       Executive Vice President and Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on May 6, 1997.


   /s/ John A. Allison IV*                   /s/ Scott E. Reed*
Name:  John A. Allison IV                 Name:  Scott E. Reed
Title: Chairman of the Board and         Title:  Senior Executive Vice President
       Chief Executive Officer                   and Chief Financial Officer
       (principal executive officer)            (principal financial officer)

   /s/ Sherry A. Kellett*                    /s/ Paul B. Barringer*
Name:  Sherry A. Kellett                  Name:  Paul B. Barringer
Title: Executive Vice President          Title:  Director
       and Controller (principal
       accounting officer)

   /s/ W. R. Cuthbertson, Jr.*               /s/ Ronald E. Deal*
Name:  W. R. Cuthbertson, Jr.             Name:  Ronald E. Deal
Title: Director                          Title:  Director


   /s/ A. J. Dooley, Sr.*                    /s/ Joe L. Dudley, Sr.*
Name:  A. J. Dooley, Sr.                  Name:  Joe L. Dudley, Sr.
Title: Director                           Title: Director


   /s/ Tom D. Efird*                          /s/ O. William Fenn, Jr.*
Name:  Tom D. Efird                        Name:  O. William Fenn, Jr.
Title: Director                           Title:  Director


   /s/ Paul S. Goldsmith*                    /s/ L. Vincent Hackley*
Name:  Paul S. Goldsmith                  Name:  L. Vincent Hackley
Title: Director                          Title:  Director


    /s/ Ernest F. Hardee*                     /s/ Richard Janeway, M.D.
Name:   Ernest F. Hardee                   Name:  Richard Janeway, M.D.
Title:  Director                          Title:  Director


   /s/ J. Ernest Lathem, M.D.*                /s/ James H. Maynard*
Name:  J. Ernest Lathem, M.D.              Name:  James H. Maynard
Title: Director                           Title:  Director


   /s/ Joseph A. McAleer, Jr.*                /s/ Albert O. McCauley*
Name:  Joseph A. McAleer, Jr.              Name:  Albert O. McCauley
Title: Director                           Title:  Director


    /s/ Dickson McLean, Jr.*                 /s/ Charles E. Nichols*
Name:   Dickson McLean, Jr.               Name:  Charles E. Nichols
Title: Director                          Title:  Director


    /s/ L. Glen Orr, Jr.*                    /s/ A. Winniett Peters*
Name:   L. Glenn Orr, Jr.                 Name:  A. Winniett Peters
Title:  Director                         Title:  Director


   /s/ Richard L. Player, Jr.*                /s/ C. Edward Pleasants, Jr.*
Name:  Richard L. Player, Jr.              Name:  C. Edward Pleasants, Jr.
Title: Director                           Title:  Director


   /s/ Nido R. Qubein*                        /s/ A. Tab Williams, Jr.*
Name:  Nido R. Qubein                      Name:  A. Tab Williams, Jr.
Title: Director                           Title:  Director


*By: /s/ Jerone C. Herring
         Jerone C. Herring
         Attorney-in-Fact


EXHIBIT 3(c)


            Amendments to Bylaws of Southern National Corporation
                        Effective April 22, 1997


The first sentence of Article II, Section 8 of the Bylaws is amended to read as follows:

       "Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing."

The first sentence of Article III, Section 2 of the Bylaws is amended to read as follows:

          "2. NUMBER, TERM AND QUALIFICATION: The Board shall consist of not less than three nor more than thirty members and the number of members shall be fixed and determined from time to time by a resolution of the majority of the full board or by resolution of the shareholders at any meeting thereof, but the number of Directors shall not be less than three."




EXHIBIT 5

              [Letterhead of Womble Carlyle Sandridge & Rice, PLLC]



May 6, 1997

Southern National Corporation
200 West Second Street
Winston-Salem, North Carolina 27102

        Re: Registration Statement on Form S-4 with respect to shares issuable in connection with future acquisitions

Ladies and Gentlemen:

     We have acted as counsel to Southern National Corporation (the "Company") in connection with the registration by the Company of 5,000,000 shares of its Common Stock, par value $5.00 per share (the "Common Stock") that may be offered and issued by the Company from time to time in connection with acquisitions of other businesses by the Company or its subsidiaries, as set forth in the Registration Statement on Form S-4 (the "Registration Statement") that is being filed on the date hereof by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"). This opinion is provided pursuant to the requirements of Item 21(a) of Form S-4 and Item 601(b)(5) of Regulation S-K.

     In connection with the foregoing, we have examined such records, documents and proceedings as we have deemed relevant as a basis for the opinion expressed herein. In addition, we have assumed that each acquisition in which shares of Common Stock are issued pursuant to the Registration Statement will be approved by such corporate proceedings as may be required under North Carolina law.

     Based on the foregoing, we are of the opinion that when (1) the Registration Statement shall have been declared effective by order of the Commission and (2) the shares of Common Stock have been issued upon the terms and conditions set forth in the Registration Statement, then such shares of Common Stock will be legally issued, fully paid, and nonassessable.

     We hereby consent to be named in the Registration Statement under the heading "LEGAL MATTERS" as attorneys who passed upon the validity of the shares of Common Stock and to the filing of a copy of this opinion as Exhibit 5 to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or other rules and regulations of the Commission thereunder.


                                     Sincerely,

                                              WOMBLE CARLYLE SANDRIDGE & RICE,
                                     A Professional Limited Liability Company


                                     By: /s/ Garza Baldwin, III
                                         Garza Baldwin, III




EXHIBIT 23(b)

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement or our report dated January 14, 1997, included in Southern National Corporation's Form 10-K for the year ended December 31, 1996, and to all references to our Firm included in this registration statement.


                                    /s/     Arthur Andersen LLP

Charlotte, North Carolina
May 6, 1997


                                                            EXHIBIT 24

                             POWER OF ATTORNEY

     Each of the undersigned, being a director and/or officer of Southern National Corporation (the "Company"), hereby nominates, constitutes and appoints John A. Allison, Scott E. Reed and Jerone C. Herring, or any one of them severally, to be his or her true and lawful attorney-in-fact and to sign in his or her name and on his or her behalf in any and all capacities stated below, and to file with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-4 (the "Registration Statement") relating to the registration of the sale of up to 5,000,000 shares of the Company's common stock, $5.00 par value per share, that may be issued from time to time in connection with acquisitions by the Company or any subsidiary of the Company of such businesses as the proper officers of the Company shall determine should be acquired by the Company, subject to the approval of the Board of Directors, and to file any and all amendments, including post-effective amendments, to the Registration Statement, making such changes in the Registration Statement as such attorney-in-fact deems appropriate, and generally to do all such things on his or her behalf in any and all capacities stated below to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission.

     This Power of Attorney has been signed by the following persons in the capacities indicated as of February 25, 1997.


   /s/ John A. Allison IV                    /s/ Scott E. Reed
Name:  John A. Allison IV                 Name:  Scott E. Reed
Title: Chairman of the Board and         Title:  Senior Executive Vice President
       Chief Executive Officer                   and Chief Financial Officer
       (principal executive officer)             (principal financial officer)


   /s/ Sherry A. Kellett                     /s/ Paul B. Barringer
Name:  Sherry A. Kellett                  Name:  Paul B. Barringer
Title: Executive Vice President          Title:  Director
       and Controller
       (principal accounting officer)


   /s/ W. R. Cuthbertson, Jr.                /s/ Ronald E. Deal
Name:  W. R. Cuthbertson, Jr.             Name:  Ronald E. Deal
Title: Director                          Title:  Director


   /s/ A. J. Dooley, Sr.                     /s/ Joe L. Dudley, Sr.
Name:  A. J. Dooley, Sr.                  Name:  Joe L. Dudley, Sr.
Title: Director                          Title:  Director


   /s/ Tom D. Efird                          /s/ O. William Fenn, Jr.
Name:  Tom D. Efird                       Name:  O. William Fenn, Jr.
Title: Director                          Title:  Director


   /s/ Paul S. Goldsmith                     /s/ L. Vincent Hackley
Name:  Paul S. Goldsmith                  Name:  L. Vincent Hackley
Title: Director                          Title:  Director





   /s/ Ernest F. Hardee                      /s/ Richard Janeway, M.D.
Name:  Ernest F. Hardee                   Name:  Richard Janeway, M.D.
Title: Director                          Title:  Director


   /s/ J. Ernest Lathem, M.D.                /s/ James H. Maynard
Name:  J. Ernest Lathem, M.D.             Name:  James H. Maynard
Title: Director                          Title:  Director


   /s/ Joseph A. McAleer, Jr.                /s/ Albert O. McCauley
Name:  Joseph A. McAleer, Jr.             Name:  Albert O. McCauley
Title: Director                          Title:  Director


   /s/ Dickson McLean, Jr.                   /s/ Charles E. Nichols
Name:  Dickson McLean, Jr.                Name:  Charles E. Nichols
Title: Director                          Title:  Director


   /s/ L. Glenn Orr, Jr.                     /s/ A. Winniett Peters
Name:  L. Glenn Orr, Jr.                  Name:  A. Winniett Peters
Title: Director                          Title:  Director


   /s/ Richard L. Player, Jr.                /s/ C. Edward Pleasants, Jr.
Name:  Richard L. Player, Jr.             Name:  C. Edward Pleasants, Jr.
Title: Director                          Title:  Director


   /s/ Nido R. Qubein                        /s/ A. Tab Williams, Jr.
Name:  Nido R. Qubein                     Name:  A. Tab Williams, Jr.
Title: Director                          Title:  Director
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